UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

OR

[  ]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to ________

Commission File Number 1-6028

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

LNL Agents’
401(k) SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Lincoln National Corporation
150 N.  Radnor Chester Road
Radnor, PA  19087

Audited Financial Statements and Supplemental Schedule

LNL Agents’ 401(k) Savings Plan

As of December 31, 2012 and 2011, and for the Year Ended December 31, 2012

With Report of Independent Registered Public Accounting Firm

LNL Agents’ 401(k) Savings Plan

Audited Financial Statements
and Supplemental Schedule

As of December 31, 2012 and 2011, and for the
Year Ended December 31, 2012

Report of Independent Registered Public Accounting Firm

Lincoln National Corporation Benefits Committee
LNL Agents’ 401(k) Savings Plan

We have audited the accompanying statements of net assets available for benefits of LNL Agents’ 401(k) Savings Plan (the “Plan”) as of December 31, 2012 and 2011, and the related statement of changes in net assets available for benefits for the year ended December 31, 2012.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  We were not engaged to perform an audit of the Plan’s internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of LNL Agents’ 401(k) Savings Plan at December 31, 2012 and 2011, and the changes in its net assets available for benefits for the year ended December 31, 2012, in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole.  The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2012, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  Such information has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Philadelphia, Pennsylvania
July 1, 2013

LNL Agents’ 401(k) Savings Plan

Statements of Net Assets Available for Benefits

	As of December 31,
	2012	2011
Assets
Investments:
Mutual funds	$60,000,034	$55,855,399
Collective investment trusts	40,755,316	39,320,637
Common stock - Lincoln National Corporation	22,056,591	20,158,162
Investment contracts - The Lincoln National Life Insurance Company	39,670,215	37,076,901
Wilmington Trust money market funds	780,282	1,061,021
Brokerage account	2,745,978	2,342,040
Total investments	166,008,416	155,814,160

Notes receivable from participants	3,486,844	3,859,370
Accrued interest receivable	-	78,218
Contributions receivable from Sponsor company	-	361,358
Total assets	169,495,260	160,113,106

Liabilities
Net pending trades	-	234,146
Total liabilities	-	234,146
Net assets available for benefits	$169,495,260	$159,878,960

See accompanying notes to Financial Statements

LNL Agents’ 401(k) Savings Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended
December 31, 2012
Additions
Net investment income (loss):
Net appreciation (depreciation) of investments	$19,294,138
Interest and dividends	3,406,322
Total net investment income (loss)	22,700,460

Contributions:
Sponsor company	1,595,890
Participant	6,133,894
Rollover and other	112,809
Total contributions	7,842,593
Total additions	30,543,053

Deductions
Benefits paid to participants	21,182,064
Administrative expenses	41,019
Total deductions	21,223,083
Net increase (decrease) before transfer of assets	9,319,970
Transfers from (to) affiliated plans	296,330
Net increase (decrease)	9,616,300

Net assets available for benefits
Beginning of year	159,878,960
End of year	$169,495,260

See accompanying notes to Financial Statements

LNL Agents’ 401(k) Savings Plan

Notes to the Financial Statements
1.   Description of the Plan

The following description of the LNL Agents’ 401(k) Savings Plan (“Plan”) is a summary only and a detailed Plan document can be obtained from Lincoln National Corporation (“LNC”) Human Resources.   The Plan is intended to be qualified under Internal Revenue Code section 401(a) by the terms and provisions of the Plan document and in operation.  The Plan is administered in accordance with the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.

Effective January 1, 2012, the Plan’s name was changed from The Lincoln National Life Insurance Company Agents’ Savings and Profit-Sharing Plan to the LNL Agents’ 401(k) Savings Plan.

Eligibility
The Plan is a contributory, defined contribution plan that covers eligible full-time agents of The Lincoln National Life Insurance Company (“LNL” or “Plan Sponsor”), Lincoln Financial Advisors Corporation (“LFA”) and Lincoln Life & Annuity Company of New York.

Contributions
Participants are permitted to make pre-tax contributions or elect to reduce their compensation to make Roth 401(k) contributions at a combined rate of at least 1% but not more than 50% of eligible earnings (10% for highly compensated agents, as defined in the Plan document, beginning January 1, 2008), up to a maximum annual amount as determined under applicable law.   Roth 401(k) contributions are includable in a participant’s gross income at the time of deferral and must be irrevocably designated as Roth 401(k) contributions.   Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions, as determined by the Internal Revenue Service (“IRS”) and ERISA.

Plan Sponsor matching contributions are made to the participants’ accounts in accordance with the Plan.   The Plan Sponsor matching contribution for eligible participants is equal to 50% of each participant’s contributions, not to exceed 6% of eligible earnings.   In addition, the Plan Sponsor may contribute an additional discretionary match to eligible LFA participants.   The Plan Sponsor discretionary match is an amount determined by the sole discretion of the LNL Board of Directors.   One requirement for eligibility for the discretionary match is that the participant must have an agent relationship with LNL or an affiliate as of the last day of the year or have died, retired or became disabled during the year.   The amount of the Plan Sponsor discretionary matching contribution varies according to whether LFA has met certain performance-based criteria, as determined by the LNL’s Board of Directors.

Participants direct the Plan to invest their contributions, the basic Plan Sponsor matching contributions, and the Plan Sponsor discretionary matching contribution in any combination of the investment options offered under the Plan.  The Plan offers, at any given time during the year, 9 mutual funds, 6 collective investment trusts, LNC common stock, an investment contract issued by LNL, money market funds and self-directed brokerage accounts as investment options for participants.

Participant Accounts
Separate individual 401(k) and profit sharing accounts are maintained for each participant.  Each participant’s account is credited with the participant’s contributions and rollover, the Plan Sponsor contributions and applicable investment income or losses based upon the participant’s election of investment options.

Vesting
Participants’ contributions and any earnings thereon are fully vested at all times.   Plan Sponsor contributions vest based upon years of service as defined in the Plan document as follows:

Years of Service	Percent Vested
1	0%
2	50%
3 or more	100%

Forfeitures
Upon a participant’s termination, the unvested portion of the participant’s profit sharing account is forfeited.  Forfeited non-vested amounts are used to reduce future Plan Sponsor contributions.   Forfeitures of $12,008 were used to offset contributions in 2012.  At December 31, 2012 and 2011, unallocated forfeitures were $677 and $26,619, respectively.

LNL Agents' 401(k) Savings Plan

Notes to Financial Statements

Notes Receivable from Participants
The Plan may make loans to participants in amounts up to 50% of the vested account value to a maximum of $50,000 reduced by the highest outstanding loan balance in the previous 12-month period.   Interest charged on new loans to participants is established monthly based upon the prime rate plus 1%.   Interest income credited on loans was $171,698 in 2012.   Loans may be repaid over any period selected by the participant up to a maximum repayment period of 5 years except that the maximum repayment period may be 20 years for the purchase of a principal residence.

Benefit Payments
Upon termination of service due to death, disability, retirement, or termination, a participant is eligible to receive either a lump-sum amount equal to the participant’s vested interest in his or her account or an installment option if certain criteria are met.

Participants with vested account balances less than $1,000 are immediately distributable as a lump-sum under the terms of the Plan, without the participant’s consent, unless the participant has made a timely election of rollover to an Individual Retirement Account or other qualified arrangement.

Plan Termination
Although it has not expressed any intent to do so, the Plan Sponsor has the right to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.   In the event of Plan termination, all accounts of all participants would become fully vested.

2.   Significant Accounting Policies

Basis of Accounting
The accompanying financial statements are prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”) and the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA.

Adoption of New Accounting Standards
In May 2011, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2011-04, “Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and International Financial Reporting Standards” (“ASU 2011-04”), which was issued to create a consistent framework for the application of fair value measurement across jurisdictions.   The amendments include wording changes to U.S.  GAAP in order to clarify the FASB’s intent about the application of existing fair value measurements and disclosure requirements, as well as to change a particular principle or existing requirement for measuring fair value or disclosing information about fair value measurements.   There are no additional fair value measurements required upon the adoption of ASU 2011-04.   Effective January 1, 2012, the Plan adopted the provisions of ASU 2011-04.   The adoption did not have a material effect on the financial statements of the Plan.

Investments Valuation and Income Recognition
The Plan’s investments are reported at fair value.  Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  See Note 4 for discussion of fair value measurements.

As described in FASB Accounting Standards Codification (“ASC”) Fully Benefit-Responsive Investment Contracts Topic, investment contracts held by a defined contribution plan that are fully benefit responsive are required to be reported at fair value and an adjustment to total net assets is required to show net assets at contract value.  Contract value represents net contributions plus interest at the contract rate.   The investment contracts held by the Plan are fully benefit responsive; therefore, contract value reporting is required.   At December 31, 2012 and 2011, contract value approximates fair value as a result of current interest rates credited to the contracts.

Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded when earned.  Dividends are recorded on the ex-dividend date.  Net appreciation (depreciation) includes the Plan's gains and losses on investments bought and sold as well as held during the year.

Notes Receivable from Participants
Notes receivable from participants are valued at unpaid principal balance plus any accrued interest.  Delinquent notes receivable are reclassified as distributions based upon the terms of the Plan document.

Benefit Payments
Benefits are recorded when paid.

LNL Agents' 401(k) Savings Plan

Notes to Financial Statements

Administrative Expenses
The Plan’s administrative expenses are paid by either the Plan or the Plan Sponsor, as provided by the Plan document.

Accounting Estimates and Assumptions
The accompanying financial statements are prepared in accordance with U.S. GAAP.   Management is required to make estimates and assumptions affecting the amounts reported in the financial statements and accompanying notes.   Those estimates are inherently subject to change and actual results could differ from those estimates.

Risks and Uncertainties
The Plan invests in various investment securities that are exposed to various risks, such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amount reported in the Statements of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.

3.   Investments

The following presents investments that represent 5% or more of the Plan’s net assets at December 31:

	2012	2011
Mutual funds:
Columbia Acorn Select-Z Fund	$11,412,830	$11,434,653
Dodge & Cox International Stock	9,495,267	7,937,888
American Funds Growth Fund of America R-5	12,422,538	12,111,500
Vanguard Institutional Index	12,163,656	10,936,674

Collective investment trusts:
Delaware Foundation Small Cap Growth Trust	*	8,254,999
Delaware Foundation Diversified Income Trust	10,615,832	10,073,642

Common stock - LNC	22,056,591	20,158,162
Investment contracts - LNL	39,670,215	37,076,901

*	Represents less than 5% of the fair value of the Plan’s net assets.

During the year ended December 31, 2012, all of the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

2012
Mutual funds	$7,720,249
Collective investment trusts	4,964,773
Common stock - LNC	6,184,439
Brokerage account	424,677
$19,294,138

4.   Fair Value of Financial Investments

Fair value is the price that would be received by the Plan for an asset or paid by the Plan to transfer a liability (an exit price) in an orderly transaction between market participants on the measurement date in the Plan’s principal or most advantageous market for the asset or liability.  Pursuant to the Fair Value Measurements and Disclosures Topic of the FASB ASC, the financial instruments carried at fair value are categorized into a three-level fair value hierarchy, based on the priority of inputs to the respective valuation technique.   The three-level hierarchy for fair value measurement is defined as follows:

LNL Agents' 401(k) Savings Plan

Notes to Financial Statements

•	Level 1: Inputs to the valuation methodology are quoted prices available in active markets for identical investments as of the reporting date;

•
Level 2: Inputs to the valuation methodology are other than quoted prices in active markets, which are either directly or indirectly observable as of the reporting date, and fair value can be determined through the use of models or other valuation methodologies; and

•
Level 3: Inputs to the valuation methodology are unobservable inputs in situations where there is little or no market activity for the asset or liability and the reporting entity makes estimates and assumptions related to the pricing of the asset or liability including assumptions regarding risk.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.  The following is a description of the valuation methodologies used for investments measured at fair value pursuant to the valuation hierarchy.

LNC Common Stock (including common stock within the brokerage account)
LNC common stock and common stock within the brokerage accounts are valued at the closing price on the last business day of the Plan year on the New York Stock Exchange and are classified within Level 1 of the valuation hierarchy.

Mutual Funds (including the mutual funds within the self-directed brokerage account)
Mutual funds, including those within the self-directed brokerage account, are public investment vehicles valued using the net asset value (“NAV”) provided by the administrator of the fund that focus on accumulating earnings while maintaining the appropriate level of diversified risk.  The NAV is a quoted price in an active market and classified within Level 1 of the valuation hierarchy.

Collective Investment Trusts
Collective investment trusts are public investment vehicles valued using the NAV provided by the administrator of the trust that focus on stability of maintaining principal and a steady growth of earnings while matching the appropriate level of risk to the type of trust.  The NAV is based on the value of the underlying assets owned by the trust, minus its liabilities, and then divided by the number of shares outstanding.  The NAV is quoted on a private market that is not active; however, the unit price on the underlying investments is traded on an active market.  As a result, the NAV is classified within Level 2 of the valuation hierarchy.

Money Market Fund (including the money market fund within the self-directed brokerage account)
The money market fund, including the money market fund within the self-directed brokerage account, is a public investment vehicle valued using the NAV provided by the administrator of the fund.  The NAV is quoted on a private market that is not active; the unit price is based on the underlying investment assets owned by the fund, minus its liabilities, and then divided by the number of units outstanding.  As a result, the NAV is classified within Level 2 of the valuation hierarchy.

Investment Contract – LNL
The investment contract – LNL is valued at $1 for the NAV.  The investment contract is an Unallocated Group Fixed Annuity Contract issued by LNL, who guarantees a fixed interest rate.  The contract value is derived based on the contract provisions for the Unallocated Group Fixed Annuity contract.  As a result, the investment contract – LNL is classified as a Level 3 investment.  For further information, see Note 5.

The Plan did not have any assets or liabilities measured at fair value on a nonrecurring basis as of December 31, 2012 or December 31, 2011.  There were no significant transfers between Level 1 or Level 2 for the year ended December 31, 2012 and December 31, 2011.

The valuation methods described above and in Note 5 may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

LNL Agents' 401(k) Savings Plan

Notes to Financial Statements

The following tables set forth by level, within the fair value hierarchy, the Plan’s assets:

	As of December 31, 2012
	Quoted Prices
	in Active	Significant	Significant
	Markets for	Observable	Unobservable
	Identical Assets	Inputs	Inputs	Total
	(Level 1)	(Level 2)	(Level 3)	Fair Value
Assets:
Mutual funds:
Conservative	$29,333,276	$-	$-	$29,333,276
Moderate	4,076,118	-	-	4,076,118
Growth	17,095,373	-	-	17,095,373
International	9,495,267	-	-	9,495,267
Collective investment trusts:
Delaware Foundation Large Cap Value Trust	-	8,452,861	-	8,452,861
Delaware Foundation International Equity Trust	-	765,029	-	765,029
Delaware Foundation Small Cap Growth Trust	-	7,291,290	-	7,291,290
Delaware Foundation Diversified Income Trust	-	10,615,832	-	10,615,832
Delaware Foundation Large Cap Growth Trust	-	6,132,713	-	6,132,713
MFS International Growth Fund	-	7,497,591	-	7,497,591
Common stock - LNC	22,056,591	-	-	22,056,591
Investment contract - LNL	-	-	39,670,215	39,670,215
Money market fund	-	780,282	-	780,282
Brokerage account	1,662,107	1,083,871	-	2,745,978
Total assets	$83,718,732	$42,619,469	$39,670,215	$166,008,416

	As of December 31, 2011
	Quoted Prices
	in Active	Significant	Significant
	Markets for	Observable	Unobservable
	Identical Assets	Inputs	Inputs	Total
	(Level 1)	(Level 2)	(Level 3)	Fair Value
Assets:
Mutual funds:
Conservative	$27,858,906	$-	$-	$27,858,906
Moderate	3,039,244	-	-	3,039,244
Growth	17,019,361	-	-	17,019,361
International	7,937,888	-	-	7,937,888
Collective investment trusts:
Delaware Foundation Large Cap Value Trust	-	7,653,885	-	7,653,885
Delaware Foundation International Equity Trust	-	695,026	-	695,026
Delaware Foundation Small Cap Growth Trust	-	8,254,999	-	8,254,999
Delaware Foundation Diversified Income Trust	-	10,073,642	-	10,073,642
Delaware Foundation Large Cap Growth Trust	-	5,713,461	-	5,713,461
MFS International Growth Fund	-	6,929,624	-	6,929,624
Common stock - LNC	20,158,162	-	-	20,158,162
Investment contract - LNL	-	-	37,076,901	37,076,901
Money market fund	-	1,061,021	-	1,061,021
Brokerage account	1,488,345	853,695	-	2,342,040
Total assets	$77,501,906	$41,235,353	$37,076,901	$155,814,160

LNL Agents' 401(k) Savings Plan

Notes to Financial Statements

Rollforward of Fair Value Measurements Using Significant Unobservable Inputs (Level 3)

The tables below set forth a summary of changes in the fair value of the Plan’s Level 3 investments for the years ended December 31:

Investment contract - LNL
2012
Balance, beginning of year	$37,076,901
Purchases	7,943,777
Sales	(5,327,495)
Settlements	(22,968)
Balance, end of year	$39,670,215

Investment contract - LNL
2011
Balance, beginning of year	$36,183,046
Purchases	11,427,438
Sales	(10,570,880)
Settlements	37,297
Balance, end of year	$37,076,901

The fair value measurement for the Investment Contract – LNL reported in Level 3 includes an adjustment to the NAV to estimate the impact of the 3% minimum guarantee. The adjustment estimates the impact a market participant would apply to the NAV.

5.   Investment Contract – LNL

The Plan invests in the Unallocated Group Fixed Annuity Contract (“Investment Contract – LNL”) issued by LNL, which has a credited interest rate that is based upon the three-year average of the Barclays rate plus 20 basis points and can be changed quarterly.   Participants are allocated interest on the investment contract based on the average rate earned on all Plan investments in the investment contract.  The average crediting rate for the Investment Contract – LNL was 3.00% and 3.12% for December 31, 2012 and 2011, respectively.   Interest is credited at the same rate for the entire contract value.   The guaranteed minimum interest rate is 3.00%.   The guarantee is based on LNL’s ability to meet its financial obligations from the general assets of LNL.

Withdrawals can be taken for hardships, death, retirement and separation from service.  Participant-initiated periodic elective withdrawals may be limited to a percentage of the Fixed Annuity assets or subject to the 90-day equity wash provision.  The standard provision for a 90-day wash means that there are no transfers allowed to a competing fund.  Any other transfers to non-competing funds must remain in the non-competing fund for 90 days before being subsequently transferred to the competing fund.

6.   Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service (“IRS”) dated April 30, 2004, stating that the Plan is qualified under section 401(a) of the Internal Revenue Code of 1986, as amended (“Code”) and, therefore, the related trust is exempt from taxation.   Subsequent to this determination by the IRS, the Plan was amended and restated.   Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification.   Based upon the Plan Sponsor’s employer identification number, the Plan submitted an application for a new determination letter during January 2011, which is currently pending with the IRS.   The Plan’s administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended and restated, is qualified and the related trust is tax exempt.

The Plan Administrator has concluded that as of December 31, 2012, there are no uncertain tax positions taken or expected to be taken.   The Plan has recognized no interest or penalties related to uncertain tax positions.   The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.   The Plan Administrator believes it is no longer subject to income tax examinations for years prior to the applicable statute of limitations.

LNL Agents' 401(k) Savings Plan

Notes to Financial Statements

7.   Party-in-Interest Transactions

The Plan’s investments represented funds invested in, or maintained by, Wilmington Trust, Lincoln Retirement Services Company, LLC and TD Ameritrade.  Wilmington Trust is the Trustee for the Plan assets, Lincoln Retirement Services Company, LLC (“LRSC”), an affiliate of LNC, is the recordkeeper for the Plan and TD Ameritrade is the custodian of the self-directed brokerage account assets and, therefore, these investments represent exempt party-in-interest transactions.   All fees paid to LRSC for its services provided to the Plan were paid by LNC.

8.   Concentrations of Credit Risks

As of December 31, 2012, the Plan had investments in common stock of LNC and investments contract with LNL of $22,056,591 (13% of net assets) and $39,670,215 (23% of net assets), respectively.   As of December 31, 2011, the Plan had investments in common stock of LNC and investment contract with LNL of $20,158,162 (13% of net assets) and $37,076,901 (23% of net assets), respectively.   LNC and LNL operate predominately in the insurance and investment management industries.

9.   Related Party Transactions

The Plan invests in the Unallocated Group Fixed Annuity Contract, which is a fully responsive stable value fund in the general account of LNC.  The estimated fair value of these investments was $39,670,215 and $37,076,901 at December 31, 2012 and 2011, respectively.  Total interest and dividends from the Unallocated Group Fixed Annuity Contract was $1,176,860 for year ended December 31, 2012.

At December 31, 2012, the Wilmington Trust held approximately 4,451,000 shares of common stock of LNC in the Lincoln Stock Fund, of which approximately 19% was allocable to the Plan.  At December 31, 2011, the Wilmington Trust held approximately 5,020,000 shares of common stock of LNC in the Lincoln Stock Fund, of which approximately 20% was allocable to the Plan.  During the year ended December 31, 2012, the Wilmington Trust recorded dividend income on LNC common stock of $1,546,959, of which approximately 20% was allocable to the Plan.

10.   Reconciliation to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	As of December 31,
	2012	2011
Net assets available for benefits per the financial statements	$169,495,260	$159,878,960
Amounts allocated to withdrawn participants	-	(706,137)
Difference in realized gain (loss) basis at end-of-year	-	(1,326,817)
Net assets available for benefits per Form 5500	$169,495,260	$157,846,006

Amounts allocated to participants are recorded on the Form 5500 for benefit payments that have been processed and approved for payment prior to year-end but not yet paid; however, the financial statements do not reduce assets until paid.  The Form 5500 reports the realized gains and losses on common stock as the difference between the proceeds of assets sold during the year and the fair value of those assets at the beginning of the year; however, the financial statements report the realized gains and losses on common stock as the difference between historical cost and fair value.  There are no reporting differences between the net assets available for benefits per the financial statements and the Form 5500 as of December 31, 2012.

The following is a reconciliation of the net increase (decrease) in net assets available for benefits per the financial statements to the Form 5500 at December 31, 2012:

Net increase (decrease) in net assets per the financial statements	$9,616,300
Amounts allocated to withdrawn participants at December 31, 2011	706,137
Difference in realized gain (loss) basis at December 31, 2011	1,326,817
Net increase (decrease) in net assets per Form 5500	$11,649,254

Supplemental Schedule

LNL Agents’ 401(k) Savings Plan

Plan Number: 006
EIN: 35-0472300

Schedule H, Line 4i – Schedule of Assets (Held At End of Year)

As of December 31, 2012

(a)	(b)	(c)	(d)	(e)
	Identity of Issue,	Description of Investment,
	Borrower,	including Maturity Date,
	Lessor or	Rate of Interest,	Cost	Current
	Similar Party	Par or Maturity Value	**	Value

	Mutual funds:
	Columbia	Acorn Select-Z Fund		$11,412,830
	Delaware Foundation	Conservative Allocation Fund		1,580,448
	Delaware Foundation	Moderate Allocation Fund		4,076,118
	Delaware Foundation	Growth Allocation Fund		2,370,306
	Delaware Foundation	Mid Cap Value I		2,302,529
	Dodge & Cox	International Stock		9,495,267
	American Funds	Growth Fund of America R-5		12,422,538
	Vanguard	Institutional Index		12,163,656
	Vanguard	Extended Market Index Institutional		4,176,342
	Total mutual funds			60,000,034

	Collective investment trusts:
	Delaware Foundation	Large Cap Value Trust		8,452,861
	Delaware Foundation	International Equity Trust		765,029
	Delaware Foundation	SMID Cap Growth Trust		7,291,291
	Delaware Foundation	Diversified Income Trust		10,615,832
	Delaware Foundation	Large Cap Growth Trust		6,132,713
	MFS	International Growth Fund		7,497,590
	Total collective investment trusts			40,755,316

*	LNC	Common stock		22,056,591

*	LNL	Investment contract - at contract value		39,670,215

*	Wilmington Trust	Money market fund		780,282

*	TD Ameritrade	Brokerage accounts		2,745,978

*	Participant loans	Maturing through August 2032, interest rates ranging from 4.25% to 10.5%		3,486,844
				$169,495,260

*	Represents a permitted party-in-interest.
**	Cost information is not required for participant-directed investments.

SIGNATURE

THE PLAN:  Pursuant to the requirements of the Securities and Exchange Act of 1934, the Administrator of the LNL Agents’ 401(k) Savings Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

LNL Agents’ 401(k) Savings Plan

By: /s/ George A. Murphy
Date: July 1, 2013	George A. Murphy on behalf of The Lincoln National
Corporation Benefits Committee